NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION



                                                                10 November 2006




            Recommended Acquisition of Corus by Tata Steel UK Limited

      Treatment of (euro)307,000,000 3.0 per cent. Guaranteed Convertible Unsubordinated Bonds due 2007 issued by Corus Group plc ("Corus") and guaranteed by Corus UK Limited (the "Bonds") ISIN: XS0140136523


On 20 October 2006 it was announced that Corus Group plc ("Corus"), Tata Steel Limited and Tata Steel UK Limited had reached agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Corus by Tata Steel UK Limited at a price of 455 pence (which is equivalent to approximately (euro)6.77 at the current exchange rate of (euro)1.487 = (pound)1) for each ordinary share of 50 pence in the capital of Corus ("Corus Shares"), to be effected by means of a scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme"). The date on which the proposed Scheme is expected to become effective is 16 January 2007.

The Scheme will extend to any Corus Shares which have been issued upon conversion of Bonds at or before the record time of 6 p.m. (London time) on 14 January 2007. Bondholders are reminded that the final day on which they may exercise their Conversion Rights is 28 December 2006, being the fourteenth day prior to 11 January 2007 (the latter being the "Final Maturity Date"). Capitalised terms which are not defined in this announcement shall have the meaning given to them in the Terms and Conditions of the Bonds.

Pursuant to the Terms and Conditions of the Bonds, the current conversion price of a Bond, following the consolidation of Corus Shares earlier this year, is
(euro)6.55 (the "Conversion Price"). On this basis, for each (euro)1,000 principal amount of Bonds converted, Bondholders will receive approximately
152.7 Corus Shares. The aggregate amount payable in respect of this number of Corus Shares under the terms of the Scheme would be, at the exchange rate used above, approximately (euro)1,033.10. Pursuant to the Terms and Conditions of the Bonds, interest ceases to accrue from the Interest Payment Date immediately preceding the relevant Conversion Date.

If the Scheme becomes effective on 16 January 2007, no adjustment to the Conversion Price under the Terms and Conditions of the Bonds will occur as a result of a change of control of Corus pursuant to the Scheme because the Bonds will already have matured prior to the change of control taking effect.

On the Final Maturity Date, Bonds which have not been converted will be redeemed at the Accreted Principal Amount, which is (euro)1,096.22 in respect of each
(euro)1,000 principal amount of Bonds, together with unpaid accrued interest to such date.

Since the Bonds will mature prior to the likely date on which the Scheme is expected to become effective, no separate offer or proposal is being made to Bondholders.


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A letter from Tata Steel UK Limited containing this information is being distributed today to Bondholders.





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